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EXHIBIT (a)(5)(B)

         17 June 2002

Not for release, publication or distribution, in whole or in part, in or into Australia, Canada or Japan

Recommended cash offer* to be made by Deutsche Bank on behalf of MDCP
Acquisitions, an affiliate of Madison Dearborn Partners, L.L.C.
for Jefferson Smurfit Group plc and
Distribution of JSG's stake in Smurfit-Stone Container Corporation
Pre-Condition Satisfied

1.    Introduction

        The directors of MDCP Acquisitions announce that the Pre-Condition to the Offer to be made by MDCP Acquisitions for JSG regarding the receipt of irrevocable undertakings to accept the Offer has been satisfied.

2.    Satisfaction of Pre-Condition

        MDCP Acquisitions has received irrevocable undertakings from the Independent Directors of JSG to accept the Offer and to vote in favour of the Spin-Off in respect of 27,221,572 JSG Shares (representing in aggregate approximately 2.45 per cent. of the issued share capital of JSG). These undertakings will cease to be binding if the Offer Document has not been posted on or before 15 July 2002 (or such later date as MDCP Acquisitions and JSG may agree). These undertakings will also cease to be binding if the Independent Directors of JSG withdraw or adversely modify their recommendation of the Offer.

        Irrevocable undertakings to accept the Offer have also been received from other JSG Shareholders in respect of, in aggregate, 91,186,881 JSG Shares, representing approximately 8.20 per cent. of the issued share capital of JSG. These undertakings will continue to be binding in the event of a competing offer for JSG. These undertakings will cease to be binding if the Offer Document has not been posted on or before 10 August 2002 (or such later date as MDCP Acquisitions and the Irish Takeover Panel may agree).

        MDCP Acquisitions has therefore received irrevocable undertakings to accept the Offer and to vote in favour of the Spin-Off in respect of, in aggregate, 118,408,453 JSG Shares, representing approximately 10.65 per cent. of the issued share capital of JSG.

3.    Other information

        The Offer Document and Spin-Off Circular will be sent to JSG Shareholders as soon as practicable.

        The conditions and certain terms of the Offer are contained in the full text of the pre-conditional press announcement issued by MDCP Acquisitions on 17 June 2002. Terms defined in that press announcement have the same meaning in this announcement.

        This announcement together with the pre-conditional press announcement issued by MDCP Acquisitions on 17 June 2002 constitutes a firm intention to make the Offer for the purposes of Rule 2.5 of the Irish Takeover Rules.

*
The Offer of €2.15 per JSG Share is final and will not be raised except that, in the event that a competitive situation arises, or an alternative third party proposal is made, MDCP Acquisitions reserves the right to revise any term of the Offer.

  Enquiries:

Deutsche Bank	Anthony Laubi	+44 20 7545 8000
(financial adviser and corporate broker to MDP and MDCP Acquisitions)	Charles Roast
Merrill Lynch	Jack Mann	+1 212 449 4729
(financial adviser to MDP)	Philip Yates	+44 20 7628 1000
UBS Warburg	Oliver Pawle	+44 20 7568 2164
(joint financial adviser and corporate broker to JSG)	Peter Thompson	+44 20 7568 2845
IBI Corporate Finance	Peter Crowley	+ 353 1 661 6633
(joint financial adviser to JSG)	Tom Godfrey

        The directors of MDCP Acquisitions and the directors of MDCP Acquisitions plc (the ultimate parent company of MDCP Acquisitions) accept responsibility for the information contained in this announcement, other than the information for which the directors of JSG and the Independent Directors accept responsibility. To the best of the knowledge and belief of the directors of MDCP Acquisitions and the directors of MDCP Acquisitions plc (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement for which they have taken responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

        The directors of JSG accept responsibility for the information contained in this announcement relating to JSG and themselves, other than the recommendation and related opinions of the Independent Directors contained herein. The Independent Directors accept responsibility for the recommendation and the related opinions of the Independent Directors contained in this announcement. To the best of the knowledge and belief of the directors of JSG and the Independent Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement for which they have respectively taken responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

        This press announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the related acceptance documents accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. MDCP Acquisitions will be filing a Tender Offer Statement containing the Offer Document and the related acceptance documents and JSG will be filing a Solicitation/Recommendation Statement with the SEC on the date the Offer Document is mailed to JSG Shareholders. SSCC will be filing a Registration Statement with respect to the Spin-Off by JSG. Free copies of those documents will be available from the date the Offer Document is mailed to JSG Shareholders on the SEC's website at www.sec.gov. The Offer Document and related acceptance documents accompanying the Offer Document and the Prospectus will be made available to all JSG Shareholders at no charge to them. JSG Shareholders are advised to read the Offer Document and the related acceptance documents and Prospectus when they are sent to them because they will contain important information. JSG Shareholders in the US are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.

        It should be noted that by virtue of the conflicting provisions of the Irish Takeover Rules and the US federal securities laws, the Irish Takeover Panel has agreed to waive the requirements of Rule 10.6 of the Irish Takeover Rules. As a result, MDCP Acquisitions will not be required to declare the Offer unconditional as to acceptances until such time as all other conditions to the Offer have been satisfied, fulfilled or waived. The acceptance condition in paragraph (a) of Appendix II has been amended accordingly. As a result, except with the consent of the Panel, the Offer shall lapse unless all conditions to the Offer have been satisfied, fulfilled or waived by the sixtieth day following the issue of the Offer Document.

        Unless otherwise determined by MDCP Acquisitions and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by MDCP Acquisitions and permitted by applicable law and regulation, neither copies of this announcement nor any other documents related to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute, and/or send them in, into or from such jurisdictions.

        Deutsche Bank is regulated by the Financial Services Authority for the conduct of designated investment business in the UK and is a member of the London Stock Exchange. Deutsche Bank is acting for MDCP and MDCP Acquisitions and for no one else in connection with the Offer and will not be responsible to anyone other than MDCP and MDCP Acquisitions for providing the protections afforded to clients of Deutsche Bank or for providing advice in relation to the Offer and Spin-Off.

        Merrill Lynch is regulated by the Financial Services Authority for the conduct of designated investment business in the UK and is a member of the London Stock Exchange. Merrill Lynch is acting for MDCP and MDCP Acquisitions and for no one else in connection with the Offer and will not be responsible to anyone other than MDCP and MDCP Acquisitions for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer and Spin-Off.

        UBS Warburg is acting for JSG and for no one else in connection with the Offer and will not be responsible to anyone other than JSG for providing the protections afforded to clients of UBS Warburg or for providing advice in relation to the Offer and the Spin-Off.

        IBI Corporate Finance, which is regulated by the Central Bank of Ireland, is acting for JSG and for no one else in connection with the Offer and will not be responsible to anyone other than JSG for providing the protections afforded to clients of IBI Corporate Finance, nor for providing advice in relation to the Offer and the Spin-Off.

        The Panel wishes to draw the attention of member firms of the New York Stock Exchange to certain Irish dealing disclosure requirements during the offer period. The offer period (in accordance with the Irish Takeover Rules, which is published and administered by the Panel) commences at the latest at (and in certain circumstances may commence earlier than) the time when an announcement is made of a proposed or possible offer, with or without terms. JSG has equity securities traded on the Irish Stock Exchange, the London Stock Exchange and the New York Stock Exchange.

        The above disclosure requirements are set out in more detail in Rule 8 of the Irish Takeover Rules. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeree company. Relevant securities include JSG Shares, JSG ADSs and instruments convertible into JSG Shares or JSG ADSs. This requirement will apply until the first closing date or, if this is later, the date when the Offer becomes or is declared unconditional in all respects or lapses.

        Disclosure should be made on an appropriate form by no later than 12.00 noon Dublin time on the Business Day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the Irish Stock Exchange (fax number: +353 1 678 9289) and to the London Stock Exchange and to the New York Exchange.

        The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of JSG, whether in the United States of America, Ireland or in the UK, that they may be affected by these requirements. If there is any doubt as to their application the Panel should be consulted (telephone number: +353 1 678 9020, fax number: +353 1 678 9289).

        This press announcement contains certain "forward-looking" statements. These statements are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in this announcement. The forward-looking statements contained in this announcement include statements about the feasibility and benefits of the acquisition of JSG by MDCP Acquisitions. Factors that would cause actual results to differ materially from those described in this announcement include: the general level of economic growth and activity, since the markets for paper-based packaging products in the developed world are generally mature; the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; costs related to the acquisition of JSG; the economic environment of the industries in which JSG operates (especially as the market for containerboard and other paperboard and paper products tends to be cyclical because of the capital intensity of facilities such as paper mills and the long lead-time between the planning and completion of a new mill); environmental regulation; failure to retain JSG management; the substantial amount of debt in MDCP Acquisitions that may have important consequences; and other risk factors detailed in JSG's filings with the SEC and in the material furnished to the SEC by MDCP Acquisitions. The safe harbour provisions of the United States of America's federal securities laws with respect to forward-looking statements are not applicable to tender offers.

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  EXHIBIT (a)(5)(B)